Exhibit 1.01

NuVasive, Inc.

Conflict Minerals Report

For the Reporting Period from January 1, 2018 to December 31, 2018

This Conflict Minerals Report (the “Report”) of NuVasive, Inc. (“NuVasive,” also referred to as “we,” or “our”) for the period January 1, 2018 to December 31, 2018 (the “Reporting Period”) has been prepared pursuant to Rule 13p-1 (“Rule 13p-1” or the “Rule”) under the Securities Exchange Act of 1934, as amended. Rule 13p-1 was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements for companies that manufacture or contract to manufacture products containing certain minerals specified in the Rule that are necessary to the functionality or production of those products as directed by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.  Rule 13p-1 mandates SEC registrants undertake certain reporting obligations whose manufactured products contain the following specified minerals (referred to as “conflict minerals”): cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold. We identified tin, tantalum, tungsten and gold (“3TG”) that are necessary to the functionality or production of certain products that we manufactured or contracted to manufacture during the Reporting Period.

The SEC’s reporting and disclosure requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict. Under Rule 13p-1, if a company has reason to believe that any of the conflict minerals in its supply chain may have originated in certain covered countries identified in Rule 13p-1, or if it is unable to determine the country of origin of those conflict minerals, then the company must exercise due diligence on the conflict minerals’ source and chain of custody. In addition, the company must annually submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures. The “Covered Countries” for the purposes of Rule 13p-1 are the Democratic Republic of the Congo (the “DRC”) and the following adjoining countries: The Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, we are uncertain as to whether any of the 3TG present in our supply chain originated in the Covered Countries. Therefore, we performed a reasonable country of origin inquiry (“RCOI”) to determine whether any of the 3TG in our products originated from the Covered Countries and were not from recycled or scrap sources. Based on the RCOI, we were unable to determine if some of our suppliers sourced 3TG from Covered Countries, and therefore, proceeded to conduct due diligence on our supplier base. We were not able to definitively determine whether the conflict minerals used in our products originated in the Covered Countries, or directly or indirectly financed or benefited any groups involved in armed conflict in the DRC region.

Forward looking statements

Statements made in this Report, which express a belief, expectation or intention, as well as those that are not historical fact, are forward-looking statements, including statements relating to compliance efforts and expected actions identified under the “Future Risk Mitigation Efforts” section of this Report. These forward-looking statements are subject to various risks, uncertainties and assumptions, including, among other things, our ability to implement improvements in our conflict minerals program and identify and mitigate related risks in our supply chain. If one or more of these or other risks materialize, actual results may vary materially from those expressed. For a more complete discussion of these and other risk factors, see our other filings with the Securities and Exchange Commission (“SEC”), including our Annual Report on Form 10-K for the year ended December 31, 2018. We caution not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report, and we undertake no obligation to update or revise any forward-looking statement, except to the extent required by applicable law.

Company Overview

We are a leading medical device company in the global spine surgery market, focused on developing minimally disruptive surgical products and procedurally integrated solutions for spine surgery. Our currently marketed product portfolio is focused on applications for spine fusion surgery, including ancillary products and services used to aid in the surgical procedure. Our procedurally integrated solutions use innovative, technological advancements and a minimally disruptive surgical platform called Maximum Access Surgery, or MAS, to provide surgical efficiency, operative reliability, and procedural versatility.

Our principal product offering includes the MAS platform which combines three categories of solutions that collectively minimize soft tissue disruption during spine fusion surgery, provide maximum visualization and are designed to enable safe and reproducible outcomes for the surgeon and the patient. The platform includes our proprietary software-driven nerve detection and avoidance systems, and Intraoperative Monitoring, or IOM, services and support offered by NuVasive Clinical Services; MaXcess, an integrated split-blade retractor system; and a wide variety of specialized implants and biologics. Many of our products, including the individual components of our MAS platform can also be used in open or traditional spine surgery. Our spine surgery product line offerings, which include products for the thoracolumbar and the cervical spine, are primarily used to enable surgeon access to the spine to perform restorative and fusion procedures in a minimally disruptive fashion. To assist with surgical procedures, we offer a platform called Integrated Global Alignment, or iGA, in which products and computer assisted technology under our MAS platform help achieve more precise spinal alignment.

We were incorporated in Delaware in 1997 and began commercializing our products in 2001. Our principal executive offices are located at 7475 Lusk Boulevard, San Diego, CA 92121.

Our Conflict Minerals Policy

We are concerned about the armed conflict in the DRC region and the related mining and trading of goods from the DRC region and take this into account in our assessment of our supply chain under the Rule. Therefore, we have adopted a policy regarding the supply of 3TG for products that we manufacture or contract to manufacture. We are committed to compliance with the legislation and have implemented appropriate due-diligence processes to meet our obligations. We are committed to sourcing components and materials from companies that share our values around human rights, ethics and environmental responsibility. We expect our suppliers to commit to processes designed to ensure the responsible sourcing of minerals and to establish their own due diligence program to achieve conflict-free supply chains. In the event we determine a supplier to not be conflict free, we will expect the supplier to remediate such matters or consider using alternative suppliers. Our Conflict Minerals Policy can be found on our website, www.nuvasive.com.

Reasonable Country of Origin Inquiry

We conducted an analysis of our products and determined that certain of our spinal hardware product line offerings, certain components of our imaging platform offerings and certain components of our proprietary software-driven nerve detection and avoidance systems were likely to contain conflict minerals as that term is defined by Rule 13p-1. This determination was made due to the anticipated presence of such minerals in parts obtained from suppliers, either contract manufacturers or original equipment manufacturers, or from utilization of conflict minerals in manufacturing processes employed by our suppliers. As a company in the spine surgery products and services business, we are several levels removed from the actual mining of conflict minerals. We do not make purchases of raw ore or unrefined conflict minerals, and we make no direct purchases of materials from third parties located in the Covered Countries. Because of our “downstream” position in the supply chain, we followed the principles outlined in the Organization for Economic Co-operation and Development (“OECD”) Framework for downstream companies with no direct relationships to smelters or refiners. In this context, “downstream” refers to the supply chain from smelters and refiners to retailers; it includes companies such as NuVasive, as well as product and component manufacturers. In this regard, we must rely on our suppliers to provide information regarding the country of origin and chain of custody of the 3TG included in products covered by the Rule. It is likely that years of engagement and propagation of expectations through many tiers of the supply chain will be necessary before information returned to downstream companies, such as us, may be considered accurate and complete.

In order to conduct a RCOI, we developed procedures based on the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) initiative with the smelters and refiners of conflict minerals who provide those conflict minerals to our suppliers. These procedures included:

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conducting a supply chain survey with direct suppliers of materials containing conflict minerals using the EICC/GeSI Conflict Minerals Reporting Template developed by the Responsible Minerals Initiative (the “RMI Reporting Template”), formerly known as the Conflict-Free Sourcing Initiative Reporting Template, to identify the smelters and refiners; and

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comparing the smelters and refiners identified in the supply chain survey against a list of smelter facilities which have been identified as “conflict free” by programs such as the EICC/GeSI Conflict Free Smelter program for tantalum, tin, tungsten and gold.

Due Diligence Process

We have taken the following measures to exercise due diligence on the source and chain of custody of the conflict minerals in our products. With respect to the Reporting Period, the design of the due diligence measures described in this Report for conflict minerals conforms generally with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, as further set out in the specific guidance for downstream companies contained in the Supplement on Tin, Tantalum, and Tungsten and the Supplement for Gold (collectively referred to as the “OECD Guidance”).

1.	Establish Strong Company Management Systems

We have established a management system for complying with the conflict minerals legislation by:

•	adopting and publishing on our website a company policy that is consistent with the OECD Guidance;
•	structuring internal management to support supply chain due diligence;
•	establishing a system of controls and transparency over the mineral supply chain through the use of the RMI Reporting Template;
•	engaging with potentially affected suppliers, encouraging them to provide responses at the product level;
•	including 3TG responses in new or amended supplier agreements; and
•	in the event of a merger or acquisition, identifying new products that contain 3TG, and implementing our policy and procedures with respect to newly acquired suppliers.

2.	Identify and Assess Risk in the Supply Chain

Pursuant to the OECD Guidance, downstream companies such as NuVasive should, with help from their first tier suppliers, identify smelters and refiners in the supply chain. First tier suppliers identified to be in scope were requested by us to provide information on 3TG in their supply chain through completing and submitting the RMI Reporting Template for certain areas of concern as outlined in the OECD Guidance. Upon receipt of the template or other relevant information from a supplier, we evaluate responses for plausibility, completion, and predetermined red flags. To the extent that a completed template or other relevant information was not provided by a supplier, we follow up when necessary.

3.Design and Implement a Strategy to Respond to Identified Risks

In order to assure ongoing compliance with the conflict minerals legislation, we continuously work to improve our due diligence processes with respect to 3TG, mainly focusing on the quality of data received from suppliers surveyed. This includes communication and collaboration with suppliers for purposes of improving the response rate of surveyed suppliers and improving the reliability and quality of the information provided.

4.Carry out Independent Third-Party Audit of Smelters/Refiners’ Due Diligence Practices

NuVasive is a downstream consumer of 3TG and is generally many steps removed from smelters and refiners who provide minerals and ores. We do not purchase 3TG from smelters or refiners, and does not, to the best of our knowledge, directly purchase from any of the Covered Countries. Therefore, as contemplated by the OECD Guidance for downstream companies, we did not perform direct audits of smelters and refiners within the supply chain.

We require a supplier, when deemed necessary, to provide reasonable proof of the due diligence performed by that supplier to support the country of origin certification provided by the supplier to NuVasive. Additionally, we require that all suppliers agree to cooperate with us in connection with any further due diligence that we choose to perform with respect to country of origin inquiries.

5.Report on Supply Chain Due Diligence

We publicly report on our supply chain due diligence by filing a Form SD with the SEC annually for the preceding calendar year.

Results of Due Diligence

Survey results

As described above, we actively survey our supply chain and review the responses against criteria developed to determine whether further engagement is required. These criteria include: untimely responses, incomplete responses and inconsistencies within the data reported in the RMI Reporting Template.

As of May 31, 2019, we received responses from a majority of our suppliers for the Reporting Period.  For those that responded, there was no evidence of sourcing of 3TG from Covered Countries.  For those that did not respond, we will continue to work with those suppliers to fully understand the nature of the non-response and whether indicators exist of sourcing materials from a Covered Country.

Efforts to determine mine or location of origin

Given that we do not have established relationships with the ultimate smelters and refiners from which the 3TG in our products is sourced, we have determined that requesting our suppliers to complete the RMI Reporting Template represents our good faith effort to determine the mines or locations of origin of 3TG in our supply chain.

Smelters and refiners

Of the suppliers surveyed, many completed the RMI Reporting Template at the company, business unit or entity level and are unable to represent that 3TG from the processing facilities they listed had actually been included in components that they supplied to us. However, based on the information provided by our suppliers, we believe that the facilities that may have been used to process the 3TG in our products include the smelters and refiners in various countries throughout the world, including but not limited to the following countries:

ANDORRA	INDIA	NEW ZEALAND	SWITZERLAND
AUSTRALIA	INDONESIA	PERU	TAIWAN
AUSTRIA	ITALY	PHILIPPINES	THAILAND
BELGIUM	JAPAN	POLAND	TURKEY
BOLIVIA	KAZAKHSTAN	REPUBLIC OF KOREA	UGANDA
BRAZIL	KYRGYZSTAN	RUSSIAN FEDERATION	UNITED ARAB EMIRATES
CANADA	LITHUANIA	SAUDI ARABIA	UNITED STATES OF AMERICA
CHILE	MACEDONIA	SINGAPORE	UZBEKISTAN
CHINA	MALAYSIA	SOUTH AFRICA	VIETNAM
ESTONIA	MEXICO	SPAIN	ZAMBIA
FRANCE	MYANMAR	SUDAN	ZIMBABWE
GERMANY	NETHERLANDS	SWEDEN

We do not have sufficient information to determine with specificity the countries of origin of the 3TG in our products or whether they are from recycled and scrap sources. The quality of responses we received from our surveyed suppliers continue to be varied. Many of the responses provided by suppliers via the RMI Reporting Template included the names of facilities listed by the suppliers as smelters or refiners. The responses submitted by suppliers that do not list at least one smelter for each 3TG claimed on the RMI Reporting Template are considered invalid, and we further investigated such responses by urging suppliers to resubmit the form and include smelter information. There are still suppliers that are unable to provide smelters or refiners used for the materials supplied to us.

As certain suppliers are unable to provide us with the information necessary to determine country of origin for 3TG at the product level, we are unable to make any formal determinations regarding the 3TG included in our products during the Reporting Period or to provide additional smelter and refinery names and country of origin of 3TGs at this time. While we are unaware of any sourcing of materials from Covered Countries, we will continue to work with our suppliers to obtain smelter information at the product level to, if possible, be able to fully make a determination.

Future Risk Mitigation Efforts

We are committed to complying with the provisions of the Rule and Form SD and expect to continue our efforts to improve our conflict minerals program and related due diligence. Our supply chain management next steps may include, but are not limited to the following:

•	engage with suppliers that provided incomplete responses or that did not provide responses for 2018 to help ensure that they provide requested information for 2019;
•	continue to build transparency over our supply chain in accordance with OECD Guidance;
•	monitor and encourage the continuing development and progress of traceability measures of suppliers that indicated for 2018 that the source of 3TG was unknown or not determined;
•	continue to refine our 3TG risk management strategy based on the results of our due diligence on products manufactured and procured in 2018;
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implement a strategy to respond to identified risk, including but not limited to, potential action to be taken against suppliers that do not respond to our requests or do not provide reasonable information to support our due diligence activities;

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further focus on the analysis of supplier responses and maturing the Company’s due diligence efforts and procedures for suppliers that report to source from one or more of the Covered Countries, specifically at the smelter or refiner and component level; and

•	engage with suppliers found to be supplying us with 3TG from sources that support conflict in the Covered Countries to establish an alternative source of 3TG that does not support such conflict.